UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
SCHEDULE TO
(Rule 13e-4)
_________________
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
_________________
BAZAARVOICE, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
_________________
Options to Purchase Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
_________________
073271108
(CUSIP Number of Class of Securities Underlying Common Stock)
_________________
Gene Austin
President and Chief Executive Officer
Bazaarvoice, Inc.
10901 Stonelake Blvd.
Austin, Texas 78759
(512) 551-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
John J. Gilluly III, P.C.
DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701
(512) 457-7000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*
*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable.
Form or Registration No.:    Not applicable.
Filing party:    Not applicable.
Date filed:    Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

On May 23, 2016, Bazaarvoice, Inc. (the “Company”) filed a Definitive Proxy Statement for a Special Meeting of Stockholders to be held on June 23, 2016 (the “Proxy Statement”), which, among other things, contains a proposal to be submitted to the Company’s stockholders to approve a one-time option exchange program (the “Option Exchange Program”) pursuant to which employees of the Company (excluding executive officers and directors) who hold options to purchase shares of the Company’s common stock with exercise prices equal to or greater than the 52-week high trading price of our common stock (such options, “Eligible Options”) will be given the opportunity to exchange such Eligible Options for a lesser number of stock options having an exercise price per share equal to the market closing price on the date of grant.
The attached written communication (the “Email”) was disseminated by the Company on the morning of June 6, 2016 in connection with the proposed Option Exchange Program.
The attached Email does not constitute an offer to holders of eligible options to exchange such options. The Option Exchange Program described in the Proxy Statement and the Email has not yet commenced. The Option Exchange Program will commence, if at all, only if stockholders approve the Option Exchange Program. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program. The Company will file the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Eligible holders of the Company’s options may obtain a written copy of the tender offer documents free of charge, when available, by contacting Investor Relations at Bazaarvoice, Inc., 10901 Stonelake Blvd, Austin, Texas 78759.
ITEM 12.    EXHIBITS.

99.1	E-mail to Employees and Directors from Kin Gill, disseminated on the morning of June 6, 2016.